FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on January 31, 2019

ROYAL DUTCH SHELL PLC

DIRECTORATE CHANGE

Royal Dutch Shell plc (the “Company”) announces its intention to propose to the 2019 Annual General Meeting that Neil Carson be appointed a Director of the Company with effect from June 1, 2019.

Chad Holliday, Chair of Royal Dutch Shell plc, said “The Nomination and Succession Committee recommended Neil’s appointment to the Board following its review of the skills, knowledge and experience needed and a rigorous and thorough search process. Neil has a wealth of expertise, and the Board is delighted to recommend to shareholders that he be appointed a Director of the Company.

As a Non-Executive director, Neil brings a track record of utilizing well his strong operational exposure, familiarity with capital intensive business and a first-class international perspective on driving value in complex environments.”

Neil Carson

Born April 15, 1957. Neil Carson is a UK Citizen and former FTSE 100 chief executive. After completing an engineering degree, Neil joined Johnson Matthey in 1980 where he held several senior management positions in both the United Kingdom and United States, before being appointed Chief Executive Officer in 2004. Since retiring from Johnson Matthey in 2014, Neil has focused his time on his Non-Executive roles.

Neil is non-executive Chairman of Oxford Instruments plc and TT Electronics plc, a non-executive director of TI Fluid Systems plc (see Notes below) and is a former non-executive director of Amec Foster Wheeler and Paypoint.

Neil currently serves as Honorary President of the Society for the Chemical Industry and was awarded an OBE for services to the Chemical Industry in 2016.

Notes

1.	On December 20, 2018, TI Fluid Systems plc announced that Neil Carson will retire from the Board with effect from the conclusion of its Annual General Meeting to be held in May 2019.

2.	Subject to his appointment at the Royal Dutch Shell plc Annual General Meeting, Neil Carson will serve as a Non-executive Director from June 1, 2019.

January 31, 2019

Linda M. Szymanski

Company Secretary

Royal Dutch Shell plc

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	/s/ A Clarke
Name:	A Clarke
Title:	Deputy Company Secretary

Date: January 31, 2019